Deer  Valley  Corporation
4902  Eisenhower  Blvd.
Suite  185
Tampa,  Florida  33634
(813)  885-5998

                                 August 10, 2006

VIA  EDGAR  AND  U.S.  MAIL
---------------------------

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Attn:  Pamela  Long,  Assistant  Director
100  F  Street,  N.E.
Washington,  D.C.  20549-7010

     RE:     CYTATION  CORPORATION
             REGISTRATION  STATEMENT  ON  FORM  SB-2/A
             FILE  NO.  333-133377
             FILED  JULY  27,  2006

Dear  Ms.  Long:

     Deer Valley Corporation, in its capacity as the registrant under the captioned registration statement, hereby requests that the effective date of its amended registration statement, as filed with the Commission on April 19, 2006 and amended on June 8, 2006 and July 27, 2006, be accelerated to August 11, 2006 at 4:00 p.m., Eastern Standard Time, or as soon as possible thereafter.

In  submitting  this  request  for  acceleration, the Company acknowledges that:

- the Company is responsible for the adequacy and the accuracy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions concerning this request, please contact the undersigned at (813) 885-5998 or Brent A. Jones, Esq. at (813) 204-6420.


                              Yours  truly,

                              DEER  VALLEY  CORPORATION


                              /s/ Charles G. Masters
                              -----------------------------------------------
                              By:  Charles  G.  Masters
                              Its:  President  and  Chief  Executive  Officer

cc:     Brent  A.  Jones,  Esq.

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